UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-7977

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORDSON EMPLOYEES’ SAVINGS TRUST PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145

INDEX

Page
Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 14

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes at End of Year	15

Schedule of Delinquent Contributions	16 – 17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Committee and Participants

Nordson Employees’ Savings Trust Plan

Westlake, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the Nordson Employees’ Savings Trust Plan (“Plan”) as of December 31, 2015 and 2014, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits of the Plan as of December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2015 and Schedules of Delinquent Contributions for the years ended December 31, 2015 and 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

MEADEN & MOORE, LTD.

Cleveland, Ohio

June 28, 2016

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Nordson Employees’ Savings Trust Plan

	December 31
	2015	2014
ASSETS
Receivables:
Employee contributions	$12	$6,925
Employer contributions	203,337	160,116
Notes receivable from participants	7,379,585	7,566,077
Dividends	171,976	158,945

Total Receivables	7,754,910	7,892,063

Investments at fair value:
Baron Small Cap Fund (Institutional Class)	23,035,157	23,222,778
Hartford Life	49,708,878	48,261,656
Loomis Sayles Core Plus Bond Fund (Class Y)	26,260,171	—
Mainstay Balanced Fund (Class I)	29,066,538	29,046,278
Mainstay Large Cap Growth (Class I)	43,219,165	39,505,911
Mainstay S&P 500 Index Fund (Class I)	46,733,709	43,669,211
MFS Institutional International Equity Fund	6,024,947	4,278,320
MFS International New Discovery Fund (Class R4)	20,386,523	20,749,582
National Western Annuities	111,498	107,210
Nordson Corporation Common Stock	47,269,889	55,564,041
Northern Trust Focus 2015 Fund – Tier N	4,090,014	3,416,835
Northern Trust Focus 2020 Fund – Tier N	6,519,246	7,462,000
Northern Trust Focus 2025 Fund – Tier N	6,046,192	3,325,880
Northern Trust Focus 2030 Fund – Tier N	10,745,862	10,134,966
Northern Trust Focus 2035 Fund – Tier N	2,793,416	2,551,064
Northern Trust Focus 2040 Fund – Tier N	3,859,891	3,398,241
Northern Trust Focus 2045 Fund – Tier N	1,328,223	609,873
Northern Trust Focus 2050 Fund – Tier N	1,837,465	304,306
Northern Trust Focus 2055 Fund – Tier N	5,779,776	6,417,686
PIMCO Money Market Fund (Administrative Class)	1,805,260	1,552,492
PIMCO Total Return Fund (Institutional Class)	—	26,335,946
T. Rowe Price Institutional Large Cap Value Fund	10,628,355	10,341,800
Vanguard Mid Cap Index Fund (Institutional Class)	15,595,565	11,054,506
Wells Fargo Advantage Government Money Market Fund	17,572,774	15,382,440
Wells Fargo Stable Value Fund F	—	3,281,766

Total Investments at Fair Value	380,418,514	369,974,788

Investment at contract value:
KeyBank NA Managed Guaranteed Investment Contract Fund	10,667,881	2,097,618

Total Investments	391,086,395	372,072,406

TOTAL ASSETS	398,841,305	379,964,469

LIABILITIES	76,990	—

NET ASSETS AVAILABLE FOR BENEFITS	$398,764,315	$379,964,469

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Nordson Employees’ Savings Trust Plan

	Year Ended December 31
	2015	2014
Additions to Net Assets Attributed to:
Contributions:
Employer	$5,652,351	$4,771,782
Employee	16,297,193	13,843,202
Rollover	794,236	891,342

Total Contributions	22,743,780	19,506,326

Interest income – notes receivable from participants	315,982	274,759

Investment Income:
Interest and dividend income	16,280,245	12,855,742
Net unrealized/realized appreciation (depreciation)	(24,598,557)	8,433,260

Net Investment Income (Loss)	(8,318,312)	21,289,002

Deductions from Net Assets Attributed to:
Benefits paid to participants	22,520,487	27,577,225
Expenses	377,401	333,621

Total Deductions	22,897,888	27,910,846

Net Increase (Decrease) Before Transfers	(8,156,438)	13,159,241

Transfers from Another Plan:
Nordson Corporation Non-Union Employees Stock Ownership Plan	247,220	364,594
Nordson Corporation Union Employees Stock Ownership Plan	—	14,040
Nordson Corporation Hourly-Rated Employees’ Savings Trust Plan	26,858	16,106
Nordson EDI Retirement/Savings Plan	—	23,326,459
Premier Dies 401(k) Retirement Plan	—	917,148
Sealant Equipment, Inc. & Engineering Retirement Plan and Trust	4,080,559	—
Xaloy, Inc. 401(k) Retirement Plan	19,143,251	—
Avalon Laboratories, LLC 401(k) Plan	3,458,396	—

Total Transfers	26,956,284	24,638,347

Net Increase	18,799,846	37,797,588

Net Assets Available for Benefits:
Beginning of the Year	379,964,469	342,166,881

End of the Year	$398,764,315	$379,964,469

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

1	Description of Plan

The following description of the Nordson Employees’ Savings Trust Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which began March 16, 1962, is a defined contribution plan covering certain salaried, full-time and part-time, domestic employees of Nordson Corporation (“Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was restated effective January 1, 2010 to incorporate all prior amendments and permit retirees who return to work on a part-time basis to continue to receive installment payments.

Effective March 3, 2014, the assets of the Premier Dies 401(k) Retirement Plan and Nordson EDI Retirement/Savings Plan were merged into the Plan. Participants of the Xaloy, Inc. 401(k) Retirement Plan not covered by a collective bargaining agreement became participants in the Plan on January 1, 2014. On August 1, 2015, assets of the Xaloy, Inc. 401(k) Retirement Plan related to those participants were merged into the Plan. Effective January 1, 2015, employees of Avalon Laboratories, Inc. became participants in the Plan and on November 1, 2015, the assets of the Avalon Laboratories, LLC 401(k) Plan were merged into the Plan. On February 2, 2015, assets of Sealant Equipment, Inc. & Engineering Retirement Plan and Trust were merged into the Plan.

In April 2015, New York Life Retirement Plan Services, the former trustee of the Plan, merged into John Hancock Retirement Plan Services (“John Hancock”). As a result, John Hancock is now the trustee of the Plan.

Eligibility:

All salaried and non-union hourly domestic employees of the Company are eligible to become active participants in the Plan effective beginning with the first payroll period after completion of one hour of service.

Contributions:

Pre-tax Employee Contribution – Prior to 2015, participants could elect between 1% and 16% of their compensation to be contributed to the Plan by the Company. As of January 1, 2015, participants may elect between 1% and 30% of their compensation to be contributed to the Plan by the Company. Certain higher-paid participants may be limited to a lesser percentage. New employees will be auto-enrolled into the Plan after 30 days of employment with pre-tax contributions of 3% of their compensation.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

1	Description of Plan, Continued

Contributions, Continued:

Effective January 1, 2015, an automatic increase program was added to the Plan. Under this program, participant pre-tax contributions are automatically increased by 1% each year until a contribution rate of 6% is reached. Participants can opt out of the automatic increase program.

Post-tax Employee Contribution – Prior to 2015, participants could elect between 1% and 16% of their compensation to be contributed to the Plan by the Company. As of January 1, 2015, participants may elect between 1% and 5% of their compensation to be contributed to the Plan by the Company. Certain higher-paid participants may be limited to a lesser percentage.

Total pre-tax and post-tax employee contributions may not exceed 30% (2015) and 16% (2014).

Employer Contributions – The Company makes contributions equal to 50% of each participant’s contributions, which were attributable to the first 6% of compensation, subject to Plan restrictions.

The Company may also make additional discretionary contributions, if authorized by its Board of Directors.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan agreement.

Participants’ Accounts:

A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically as follows:

a)	As of the date with respect to which the contribution was earned.

b)	Daily for a pro rata share of each respective Fund’s net investment income, determined by the percentage increase or decrease in the value of the Fund.

c)	Annually for a pro rata share of forfeitures, determined by the ratio that each active participant’s deferral or contribution percentage in effect on the last day of the Plan year (not to exceed 6%) bears to the sum of the deferral or contribution percentages for all active participants.

Vesting:

Participants are fully vested in all employee contributions and rollover contributions and the related gains and losses. Participants vest in employer contributions (adjusted for gains and losses) 33 1/3% for each year of service.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

1	Description of Plan, Continued

Forfeitures:

Forfeitures due to termination from the Plan before a participant is 100% vested shall be allocated to remaining participants. Forfeitures are available for allocation after the earlier of a five-year period commencing from the date on which the participant’s employment was terminated or upon the participant requesting a distribution. Forfeitures available to be allocated are fully allocated to the remaining participants. Forfeitures allocated were $92,339 (2015) and $75,509 (2014). Forfeitures available to be allocated were $69,662 (2015) and $95,510 (2014).

Notes Receivable from Participants:

Notes receivable are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Notes receivable are repaid over a period not to exceed five years.

The notes receivable are secured by the balance in the participant’s account and bear interest at rates established by the Company. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits:

Upon retirement after age 55 or death or disability, if earlier, the balance in the separate account is paid to the participant or his beneficiaries either in a lump sum or in installments. A participant who has attained age 59 1/2 can also elect to withdraw amounts from his separate account. Until distribution, each account shall participate in the allocation of earnings and appreciation or depreciation of assets.

If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 55 years, any distribution will be based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee’s contributions and related earnings, plus 33 1/3% of the remainder of the balance (the employer’s matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the Plan up to 100%.

Investment Options:

Each participant may direct that all of his contributions and, when the participant is fully vested or attains age 55, all matching employer contributions, be invested jointly in 1% increments in any of the investment funds offered by the Plan. For participants not fully vested and less than 55 years old, all Company matching contributions are deposited in the Nordson Match Stock Fund. A participant who has completed at least three years of service may elect to have his separate account, which is attributable to employer matching contributions and invested in the Nordson Match Stock Fund, transferred to any other investment option.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting.

Investment Valuation:

Investments are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Investments in equity and debt securities traded on a national exchange and mutual funds are valued at the market price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the mean between the last reported bid and ask prices. Deposits under group annuity contracts are valued at the fair value as reported by the insurance companies. Guaranteed investment contracts are valued at contract value which represents contributions and reinvested income, less any withdrawals, plus accrued interest, because these investments have fully benefit-responsive features.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.

Notes Receivable from Participants:

Notes receivable from participants are valued at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. Delinquent participant loans are deemed distributions based on the terms of the Plan document.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

2	Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Recent Accounting Pronouncements:

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). This standard removes, from the fair value hierarchy, investments for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. Management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

In July 2015, the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). Part I of this standard eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. Management has elected to adopt Parts I and II early and its application was applied retrospectively.

3	Tax Status

On September 20, 2013, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan’s Administrator and tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

3	Tax Status, Continued

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2015, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

4	Fair Value Measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be reported at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

The guidance also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are described as follows:

* Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

* Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

* Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

4	Fair Value Measurements, Continued

The following is a description of the valuation methodologies used to measure fair value of assets held in the Plan. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual Funds: The mutual funds are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund. The NAV is a quoted price in an active market, thus the mutual funds are classified within Level 1 of the hierarchy.

Money Market Funds: The money market funds are public investment vehicles that are valued with a NAV of $1. This NAV is a quoted price in an active market, thus these investments are classified within Level 1 of the hierarchy.

Common/Collective Funds: Common/collective funds are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the assets owned by the funds, less liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the common/collective funds, the investment advisor reserves the right to temporarily delay withdrawal from the funds in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments are not quoted on an active market. The value of the assets held by the funds is based on Level 2 inputs: quoted prices for similar investments, present-value calculations, etc. Therefore, these investments are classified within Level 2 of the hierarchy.

Nordson Corporation Stock: The stock is valued at the closing price reported on the NASDAQ stock exchange and is classified within Level 1 of the hierarchy.

Investment Contracts: These are investments in group annuity contracts with Hartford Life, which guarantee a fixed interest rate each year. The assets are valued at the fair value as reported by Hartford Life. This value is calculated monthly and is the sum of amounts invested, less withdrawals, plus interest computed at the guaranteed interest rate. These contracts do not hold any specific assets. These investments are classified within Level 3 of the hierarchy.

Annuity: This annuity is invested with National Western Life. The asset is valued at contract value, as reported by National Western Life. This value is the sum of the amounts invested, less withdrawals, plus simple interest at the guaranteed rate, earned daily, compounded annually. This investment is classified within Level 3 of the hierarchy.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

4	Fair Value Measurements, Continued

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2015:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$19,378,034	$—	$—	$19,378,034
Mutual Funds	220,950,130	—	—	220,950,130
Common/Collective Funds	—	43,000,085	—	43,000,085
Investment Contracts	—	—	49,708,878	49,708,878
Annuities	—	—	111,498	111,498
Nordson Corporation Common Stock	47,269,889	—	—	47,269,889

Total Investments at Fair Value	$287,598,053	$43,000,085	$49,820,376	$380,418,514

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2014:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$16,934,932	$—	$—	$16,934,932
Mutual Funds	208,204,332	—	—	208,204,332
Common/Collective Funds	—	40,902,617	—	40,902,617
Investment Contracts	—	—	48,261,656	48,261,656
Annuities	—	—	107,210	107,210
Nordson Corporation Common Stock	55,564,041	—	—	55,564,041

Total Investments at Fair Value	$280,703,305	$40,902,617	$48,368,866	$369,974,788

The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2015:

	Investment Contracts	Annuities	Total
Balance – beginning of the year	$48,261,656	$107,210	$48,368,866
Investment income	1,447,222	4,288	1,451,510

Balance – end of the year	$49,708,878	$111,498	$49,820,376

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

4	Fair Value Measurements, Continued

The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2014:

	Investment Contracts	Annuities	Total
Balance – beginning of the year	$49,123,846	$123,725	$49,247,571
Investment income (loss)	1,465,277	(2,651)	1,462,626
Sales	(2,327,467)	(13,864)	(2,341,331)

Balance – end of the year	$48,261,656	$107,210	$48,368,866

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, the significant unobservable inputs and the ranges of value for those inputs as of December 31, 2015 and 2014:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Investment contracts	$49,708,878 (2015); $48,261,656 (2014)	Amounts invested, less withdrawals, plus interest at guaranteed rate	Guaranteed interest rates	3.0% for 2015 and 2014	N/A
Annuities	$111,498 (2015); $107,210 (2014)	Amounts invested, less withdrawals, plus interest at guaranteed rate	Guaranteed interest rates	Two tiers, one at 4.0% and one at 6.0% (2015 & 2014)	N/A

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

5	Collective Trust Fund with Guaranteed Investment Contracts

The KeyBank NA Managed Guaranteed Investment Contract Fund is a collective trust which holds traditional and synthetic guaranteed investment contracts. Guaranteed investment contracts are valued at contract value because the investments are fully benefit-responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Withdrawals for benefit payments and loan advances are generally permitted daily. However, certain Company-initiated events limit the ability of the Plan to transact at contract value and may require a 12-month advance notice. Such events include the following: plant closings, plan terminations, mergers, layoffs, early retirement incentives, bankruptcy of the Company, employer communications designed to induce participants to transfer from the fund and failure of the Plan to qualify for exemption from federal income taxes. The Plan Administrator does not believe that the occurrence of any such event which would limit the Plan’s ability to transact at contract value is probable. The Fund may terminate the contract with the Plan with thirty days’ notice. There are no reserves against contract value for credit risk of contract issuers or otherwise.

6	Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments, which are included within the Nordson Corporation Stock Fund and the PIMCO Money Market Fund, is as follows:

	2015	2014
Nordson Match Stock Fund
Net Assets:
Nordson Corporation Common Stock	$12,961,953	$15,808,680
PIMCO Money Market Fund (Administrative Class)	495,023	441,704
Dividends receivable	47,158	45,222

	$13,504,134	$16,295,606

	2015	2014
Changes in Net Assets:
Contributions	$899,433	$786,612
Interest and dividend income	170,882	149,876
Net unrealized/realized appreciation (depreciation)	(2,803,162)	737,713
Distributions to participants	(702,580)	(939,628)
Net transfers to participant-directed funds	(356,045)	(553,831)

	$(2,791,472)	$180,742

7	Party-in-Interest Transactions

Certain legal, accounting and administrative expenses are paid by the Company. The Plan also invests in the common stock of the Company.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

8 Diversification

An employee who has participated under the Nordson Corporation Non-Union Employees Stock Ownership Plan for 10 or more years and who has attained age 55 may elect, within the 90-day election period following the close of each Plan year during his qualified period, to transfer up to 25% of the aggregate balance of his separate account from the Nordson Corporation Non-Union Employees Stock Ownership Plan to the Nordson Employees’ Savings Trust Plan. For the last Plan year in his qualified period, he may elect to transfer up to 50% of the aggregate balance of his separate account. The qualified period is the six Plan year period beginning with the Plan year following the Plan year in which the participant attains age 55 or completes 10 years as a participant, whichever is later.

9 Prohibited Transactions

During the Plan years ended December 31, employee withholdings in the amounts of $12 (2015) and $5,071 (2014) were not remitted by the Company to the Plan within the required timeframe, as defined by ERISA. These transactions constitute prohibited transactions. The Company has remitted the contributions to the Plan and followed the appropriate correction guidelines.

10 Subsequent Events

Management evaluates events occurring through the date the financial statements are available to be issued in determining the accounting for and disclosure of transactions and events that affect the financial statements.

The Plan was restated effective January 1, 2016 to incorporate all prior amendments and to state the terms of the related trust in a separate agreement.

Effective January 1, 2016, employees of Matrix FocalSpot, Inc. became participants in the Plan.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Nordson Employees’ Savings Trust Plan

EIN 34-0590250

Plan Number 002

December 31, 2015

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	Baron Small Cap Fund (Institutional Class)	800,666 Shares, Mutual Fund	N/A	$23,035,157
	Hartford Life	3.00%, Group Annuity Contract #30237401	N/A	49,708,878
^^	KeyBank NA Managed Guaranteed Investment Contract Fund	415,055 Shares, Guaranteed Investment Contract	N/A	10,667,881
	Loomis Sayles Core Plus Bond Fund (Class Y)	2,138,450 Shares, Mutual Fund	N/A	26,260,171
	Mainstay Balanced Fund (Class I)	973,427 Shares, Mutual Fund	N/A	29,066,538
	Mainstay Large Cap Growth (Class I)	4,396,660 Shares, Mutual Fund	N/A	43,219,165
	Mainstay S&P 500 Index Fund (Class I)	1,025,537 Shares, Mutual Fund	N/A	46,733,709
	MFS Institutional International Equity Fund	293,042 Shares, Mutual Fund	N/A	6,024,947
	MFS International New Discovery Fund (Class R4)	738,642 Shares, Mutual Fund	N/A	20,386,523
	National Western Annuities	111,498 Shares, Group Annuity Contract	N/A	111,498
*	Nordson Corporation Common Stock	534,808 Shares, Common Stock	N/A	34,307,936
*	Nordson Corporation Common Stock	202,057 Shares, Common Stock	$10,665,297	12,961,953
	Northern Trust Focus 2015 Fund – Tier N	28,546 Shares, Collective Fund	N/A	4,090,014
	Northern Trust Focus 2020 Fund – Tier N	44,585 Shares, Collective Fund	N/A	6,519,246
	Northern Trust Focus 2025 Fund – Tier N	40,595 Shares, Collective Fund	N/A	6,046,192
	Northern Trust Focus 2030 Fund – Tier N	70,780 Shares, Collective Fund	N/A	10,745,862
	Northern Trust Focus 2035 Fund – Tier N	18,094 Shares, Collective Fund	N/A	2,793,416
	Northern Trust Focus 2040 Fund – Tier N	24,899 Shares, Collective Fund	N/A	3,859,891
	Northern Trust Focus 2045 Fund – Tier N	8,565 Shares, Collective Fund	N/A	1,328,223
	Northern Trust Focus 2050 Fund – Tier N	11,845 Shares, Collective Fund	N/A	1,837,465
	Northern Trust Focus 2055 Fund – Tier N	37,210 Shares, Collective Fund	N/A	5,779,776
	PIMCO Money Market Fund (Administrative Class)	1,310,237 Shares, Money Market Fund	N/A	1,310,237
	PIMCO Money Market Fund (Administrative Class)	495,023 Shares, Money Market Fund	$ 495,023	495,023
	T. Rowe Price Institutional Large Cap Value Fund	565,940 Shares, Mutual Fund	N/A	10,628,355
	Vanguard Mid Cap Index Fund (Institutional Class)	474,751 Shares, Mutual Fund	N/A	15,595,565
	Wells Fargo Advantage Government Money Market Fund	17,572,774 Shares, Money Market Fund	N/A	17,572,774

				391,086,395
*	Participant loans	Participant loans (interest ranging from 3.25% to 8.25%)	N/A	7,379,585

				$398,465,980

*	Party-in-interest to the Plan.
**	Historical cost provided only for non-participant-directed investments.
^^	Amount reported at contract value.

SCHEDULE OF DELINQUENT CONTRIBUTIONS

Form 5500, Schedule H, Line 4a

Nordson Employees’ Savings Trust Plan

EIN 34-0590250

Plan Number 002

December 31, 2015

Participant contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$12		$12

SCHEDULE OF DELINQUENT CONTRIBUTIONS

Form 5500, Schedule H, Line 4a

Nordson Employees’ Savings Trust Plan

EIN 34-0590250

Plan Number 002

December 31, 2014

Participant contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$5,071		$3,045		$2,026

Exhibits

The following exhibit is filed herewith:

Exhibit No.

23-a	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORDSON EMPLOYEES’ SAVINGS TRUST PLAN

Date: June 28, 2016

	By	/s/ Gregory A. Thaxton
Gregory A. Thaxton
Senior Vice President, Chief Financial Officer
Nordson Corporation